SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON FOUNDED 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

December 1, 2009

By EDGAR and Hand Delivery

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention:	Mr. H. Christopher Owings Mr. Ronald E. Alper

Re:	West Corporation Registration Statement on Form S-1
(File No. 333-162292)

Dear Mr. Owings:

On behalf of West Corporation (the “Company”), we are writing in response to the comment letter, dated November 20, 2009 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, Registration No. 333-162292, filed on November 6, 2009 (as so amended, the “Registration Statement”) and relating to the Company’s registration of shares of its common stock, par value $0.001 per share. Concurrently herewith, the Company has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described herein. For your convenience, four (4) courtesy copies of this letter and Amendment No. 2, which have been marked to show the changes from Amendment No. 1 to the Registration Statement as filed on November 6, 2009, are also being delivered to Mr. Ronald E. Alper.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on November 6, 2009; page numbers and other similar references used in the Company’s responses refer to Amendment No. 2 unless otherwise noted.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

December 1, 2009

General

1.	We note your response to comment 5 of our letter dated October 30, 2009. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this in the prospectus. Otherwise, confirm to us that you were not affiliated with these reports. Also confirm that the sources you cite are widely available to the public. Please also disclose the source for your assertion on page 3 that you are the largest provider of emergency communications infrastructure systems and services that support regulatory compliance and public safety mandates, based on the number of 9-1-1 calls facilitated.

Response:

The reports by Wainhouse Research, IDC, DataMonitor and Compass Intelligence cited in the prospectus were not funded by, and are not otherwise affiliated with, the Company. Each of the reports is publicly available for purchase from the third party who prepared the report.

The assertion on page 3 that the Company is the largest provider of emergency communications infrastructure systems and services that support regulatory compliance and public safety mandates, based on the number of 9-1-1 calls facilitated, is based on the Company’s understanding of the market. Based on its longstanding presence in the market for emergency communications infrastructure and services, the Company has developed extensive knowledge of the applicable market and its competitors and has made assessments regarding its position in the market relative to its competitors. The Company also regularly attends industry conventions and presentations, conducts surveys of its customers and other participants in the industry and discusses industry trends and other information with independent analysts. Based on the resulting information that the Company has gathered over time, the Company is not aware of any competitors that have operations in the market that approach the size of those of the Company as measured on any common basis, such as calls facilitated, market share or number of customers (the Company has simply referenced the number of calls facilitated to provide a basis for measurement for potential investors).

Prospectus Summary, Page 1

2.	We note your response to comment 10 of our letter dated October 30, 2009 and your related disclosure on page 10. In connection with the initial public offering, please clarify and describe in greater detail the following:

•	Quantify in dollars the 12% priority return preference on the Class L shares and disclose the number of common shares issued upon the conversion of the Class L shares.

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December 1, 2009

•	Describe the conversion terms of the Class A and Class L shares.

•	Describe and quantify the value of the equity awards granted or vested. We note your disclosure on page 101 relating to accelerated vesting upon an IPO.

•	Describe in detail any other payments made to your affiliates.

Response: The Company has revised its disclosure on page 11 to reflect the Staff’s comment. The Company notes for the Staff’s benefit that the aggregate priority return accrued on the issued and outstanding Class L common stock since the recapitalization in 2006 through September 30, 2009 is $365.4 million. The Company expects to provide the aggregate priority return accrued on the issued and outstanding Class L common stock since the recapitalization through the time of the conversion of Class L common stock into Class A common stock once the expected date of the conversion has been determined.

3.	We note your response to comment 12 of our letter dated October 30, 2009. Please clarify under “Revised Our Organizational Structure” on page 5, that the receivables management business was formerly reported as a separate segment, and explain why you eliminated this segment.

Response: The Company has revised its disclosure on pages 5, 39 and 74 to reflect the Staff’s comment.

Summary Consolidated Financial Data, page 11

4.	We note your disclosure here and on page 33 that your capital expenditures for the nine months ended September 30, 2009 were $95.3 million. Please reconcile this amount to the $90.7 million presented in your condensed consolidated statements of cash flows on page F-5 as purchases of property and equipment for the same period.

Response: The $95.3 million of capital expenditures noted in the Summary Consolidated Financial Data on page 12 and in Selected Consolidated Financial Data on page 35 represent both cash and accrued capital expenditures. The purchase of property and equipment in the Company’s condensed consolidated statements of cash flows on page F-5 represents cash capital expenditures only. The $4.6 million of accrued capital expenditure items are disclosed in Note 15 on page F-28, Supplemental Disclosure of Noncash Investing Activities, and consists of acquisition of property through assumption of long-term obligations in the amount of $4,008,000 and the acquisition of property through accounts payable commitments in the amount of $589,000. The Company respectfully submits that its current disclosure is appropriate.

Capitalization, page 28

5.	Your current disclosure indicates that you had 9,948 shares of Class L common stock issued and outstanding as of September 30, 2009. Please reconcile this to the disclosure

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December 1, 2009

on your condensed consolidated balance sheet on page F-4 that you had 9,898 shares of Class L common stock issued and outstanding as of September 30, 2009.

Response: The Company has revised its disclosure on page F-4 to correct the reference to the number of shares of Class L common stock issued and outstanding.

Dilution, page 30

6.	We note that the first sentence of the second paragraph under this heading discusses your net tangible book value at September 30, 2009, and that you have not yet completed this sentence. Please tell us whether this disclosure is meant to refer to your actual net tangible book value at September 30, 2009, and if so, please tell us why you have not disclosed the dollar and per share amounts since it appears this information is currently available.

Response: The Company has revised its disclosure on page 32 in response to the Staff’s comment to provide its actual net tangible book value at September 30, 2009 and to clarify that net tangible book value per share is presented on a pro forma basis reflecting the conversion of its outstanding common stock into one class of common stock. The Company expects to provide pro forma net tangible book value per share once an expected valuation for the Company, price range for the offering and the conversion rate for shares of Class L common stock and Class A common stock into common stock have been determined.

Selected Consolidated Financial Data, page 32

7.	Footnote one on page 33 indicates that your stock compensation expense for the nine months ended September 30, 2008 and 2009 was $1,274 and $1,026. Given your disclosure of stock compensation expense on page F-24, it appears that these amounts may be reversed. Please advise or revise.

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December 1, 2009

Response: The Company has revised its disclosure on page 35 in response to the Staff’s comment to correct the references to its stock compensation expense for the nine months ended September 30, 2008 and 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 40

Years Ended December 31, 2008 and 2007, page 44

8.	We have reviewed your response to comment 22 of our letter dated October 30, 2009 and believe it would be beneficial to your investors if you expanded your analysis of fluctuations in the amount of net income allocated to noncontrolling interests within your analysis of results of operations. We believe it is unclear from your current disclosures why the percentage of net income allocated to noncontrolling interests varied significantly during the three annual periods presented and during the interim periods presented. As such, we would expect similar disclosure in MD&A to the discussion included in your response to us.

Response: The Company has revised its disclosure on pages 45, 46, 49 and 53 in response to the Staff’s comment.

Stock-Based Compensation

9.	We note your response to comments 23, 24 and 25 of our letter dated October 30, 2008. To the extent that the grant date fair value of your stock compensation issued during the 12 months prior to the date of the most recent balance sheet included in the filing is significantly below your estimated initial public offering (IPO) price, we continue to believe that it provides important information to your investors to explain the underlying factors that contributed to the significant increase in the fair value of your equity instruments during that relatively short period. We will not object to you providing the information that we requested in comment 25 in a relatively brief, summarized format if you can demonstrate to us that any potential increase in the valuation of your stock compensation that could be indicated by your IPO price would not have a material impact on your financial statements. Alternatively, if the potential increase in the valuation of your stock compensation that could be indicated by your IPO price could have a material impact on your financial statements, we would expect you to provide the requested disclosures in reasonable detail.

Securities and Exchange Commission

December 1, 2009

Response: While the grant date fair value of the Company’s stock compensation issued during the 12 months prior to September 30, 2009 is below the Company’s current expectations regarding its estimated initial public offering price (“IPO price”), the Company’s expectation is that any potential increase in the valuation of such stock compensation that could result from the IPO price would not have a material impact on the Company’s financial statements. Accordingly, the Company has revised its disclosure on page 39 to include a brief summary of its response to comment 25 of the Staff’s previous comment letter.

10.	We have reviewed your response to comment 25 of our letter dated October 30, 2009. You indicate that in valuing the options and restricted stock issued on January 2, 2009, you considered the third party appraisal performed as of October 31, 2008 and determined that there were no significant intervening events between the date of the appraisal and the grant date of the awards. Please tell us how you considered the acquisition of the holding company of Positron Public Safety Systems, Inc. (“Positron”) on November 21, 2008 in your fair value determination, as it is unclear to us why this would not be a significant intervening event for which you should make some adjustment to the value of your company as determined at a time prior to this acquisition.

Response: The Company viewed the Positron acquisition as the best option to acquire a significant presence in this component of the public safety business. Strategically, the Company was looking to expand its services into the 9-1-1 service provider and customer premise equipment vendor markets. The acquisition price for the Company’s acquisition of Positron was approximately $167 million and was recorded at fair value in accordance with FAS 141. Although the acquisition was expected to add value to the Company over the longer term, near-term synergies from the Positron acquisition were not expected to be significant. The acquisition of Positron was funded with cash on hand. As the purchase price for Positron was at fair value and near term synergies were not considered significant, the fair value of the Company’s total equity, approximately $1.7 billion at October 31, 2008, was not affected by the exchange of assets (cash in exchange for the fair value of Positron). As the fair value of the Company’s total equity was unaffected, the Company did not consider the Positron acquisition a significant intervening event for purposes of updating the Company’s annual valuation for option and restricted stock grants.

Liquidity and Capital Resources, page 52

Debt Covenants, page 58

11.	We have reviewed your response to comment 8 of our letter dated October 30, 2009 and note that you included prominent presentation of the three major categories of your

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December 1, 2009

statement of cash flows on page 11. Since your expanded discussion of adjusted EBITDA as a non-GAAP measure of liquidity and your reconciliation to cash flows from operating activities is presented on pages 60-61, we believe prominent presentation of the three major categories of cash flows should be presented here also. We believe that the implication of a presentation that shows only cash flows from operating activities is that the use of such cash flows is entirely at the discretion of management. To provide the proper context for cash flows from operating activities, we believe you should also present cash flows from investing activities and cash flows from financing activities to reflect management’s decisions as to the use of these cash flows and the external sources of capital used. Refer to Question 12 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: The Company has revised its disclosure on page 64 of Amendment No. 2 in response to the Staff’s comment.

Business, page 67

12.	We note your response to comment 26 of our letter dated October 30, 2009. Pursuant to Item 101(a)(1) of Regulation S-K, you should describe the general development of your business during the past five years, including any material changes in the mode of conducting the business. We also note that you have incurred significant impairment charges relating to the receivables management business in 2008 and 2009. Therefore, please describe your noncontrolling interest and portfolio receivables, and also incorporate your response to comment 26 in the Business section of the filing.

Response: The Company has revised its disclosure on pages 73, 74, 84 and 85 of Amendment No. 2 to (a) describe in more detail the general development of its business in the past five years, (b) describe its noncontrolling interest and portfolio receivables in 2008 and 2009 and (c) incorporate a summary of the Company’s response to comment 26 of the Staff’s previous comment letter.

13.	We note in your response to comment 27 of our letter dated October 30, 2009 that some of your patents expire in 2010. Please disclose whether the expiration of any of your patents in the near future will have a material affect on your business.

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December 1, 2009

Response: The Company has revised its disclosure on page 80 in response to the Staff’s comment.

Executive Compensation, page 87

Compensation Discussion and Analysis, page 87

14.	We note your response to comment 30 of our letter dated October 30, 2009. Please identify the members of the compensation committee in the fourth paragraph.

Response: The Company has revised its disclosure on page 90 in response to the Staff’s comment.

Principal and Selling Stockholders, page 109

15.	We note your response to comment 37 of our letter dated October 30, 2009. Please identify the persons comprising the committees referred to in footnotes 3 and 4 to the table.

Response: The Company has revised its disclosure on pages 110 and 111 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 111

16.	We note your response to comment 38 of our letter dated October 30, 2009. Please disclose the amounts paid during 2009 under the management agreement with your Sponsors. If no amount has yet been paid in 2009, please disclose.

Response: The Company has revised its disclosure on pages 112 and 113 in response to the Staff’s comment.

17.	We note your response to comment 40 of our letter dated October 30, 2009. Please disclose the approximate dollar value of the amount involved in the transaction with Gary and Mary West. See Item 404(a)(3) of Regulation S-K. Please also describe any payments made to your current executive officers and directors in connection with the recapitalization or provide us a detailed analysis on why this information is not required to be disclosed under Item 404(a).

Response: The Company has revised its disclosure on page 112 in response to the Staff’s comment.

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December 1, 2009

Financial Statements, page F-1

Unaudited Financial Statements for the Three and Nine Months Ended September 30, 2009 and September 30, 2008, page F-2

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-7

1. Basis of Consolidation and Presentation, page F-7

Unaudited Pro Forma Information, page F-11

18.	We have reviewed your response to comment 43 of our letter dated October 30, 2009. Once you have finalized the conversion rate, please disclose pro forma earnings per share for your common stock for the latest year and interim period giving effect to the conversion if there is a material difference when compared to your historical earnings per share. If you determine that pro forma earnings per share for your common stock does not differ materially from your historical earnings per share, please provide us with your calculation of pro forma earnings per share for the latest year and interim period to assist us in understanding your conclusion.

Response: As of the date hereof, the conversion rate of Class L common stock into Class A common stock has not been determined. The Company expects to disclose the information requested by the Staff once an expected valuation for the Company, price range for the offering and conversion rate for shares of Class L common stock and Class A common stock into common stock have been determined if the conversion results in a material reduction of earnings applicable to the current Class A common stock earnings per share in accordance with the SEC Financial Reporting Manual, topic 3, paragraph 3430.3.

16. Subsequent Events, page F-29

19.	We note your discussion in the last paragraph of this footnote concerning the impact of the settlement reached in the fourth quarter and have the following comments:

•

Based on your disclosures, it does not appear that this settlement will impact your statements of operations. Please explain to us in more detail the terms of the settlement, how you determined that this settlement would only impact your balance sheet and the accounting guidance upon which you are relying.

•

It is unclear to us why this settlement would have no impact on your third quarter financial statements. Please provide us with your analysis supporting why this is an unrecognized subsequent event, separately addressing the settlements related to WAP I and WAP II. Refer to ASC 855.

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December 1, 2009

Response: WAP I and WAP II are limited liability companies, 75% of each of which were owned by West Receivable Services, Inc. (“WRSI”), a wholly-owned subsidiary of the Company, and 25% of each of which were owned by affiliates of Carval (“Carval”), a third party unrelated to the Company.

On December 31, 2008, Carval served a lawsuit against WRSI, West Asset Management, Inc., WAP I and WAP II in connection with these arrangements and the corresponding portfolios purchased under WAP I and WAP II.

In September 2009, the Company’s management proposed to Carval that the Company would purchase Carval’s ownership interest and related debt in WAP I for $3.5 million. The Company also abandoned its ownership interest in WAP II, with Carval assuming outright ownership of the portfolio. A term sheet with respect to the arrangement was verbally agreed to by the Company and Carval on October 12, 2009, and a definitive agreement was signed by all parties involved on October 21, 2009. The definitive agreement provided for the settlement and release of the outstanding legal action. In the quarter ended September 30, 2009, an impairment of $25.5 million was recorded. This impairment reduced the carrying value of WAP II to zero.

In accordance with ASC 855 (formerly SFAS 165), the types of subsequent events are as follows:

“The first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events).”

“The second type consists of events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events).”

Under ASC 855, examples where the transactions involved should be treated as a type 1 event include the following:

ASC 855-10-25: “If the events that give rise to litigation had taken place before the balance sheet date and that litigation is settled, after the balance sheet date but before the financial statements are issued or are available to be issued, for an amount different from the liability recorded in the accounts, then the settlement amount should be considered in estimating the amount of liability recognized in the financial statements at the balance sheet date.”

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“Subsequent events affecting the realization of assets, such as receivables and inventories or the settlement of estimated liabilities, should be recognized in the financial statements when those events represent the culmination of conditions that existed over a relatively long period of time. For example, a loss on an uncollectible trade account receivable as a result of a customer’s deteriorating financial condition leading to bankruptcy after the balance sheet date but before the financial statements are issued or are available to be issued ordinarily will be indicative of conditions existing at the balance sheet date. Thus, the effects of the customer’s bankruptcy filing shall be considered in determining the amount of uncollectible trade accounts receivable recognized in the financial statements at the balance sheet date.”

As noted in ASC 405-20-40-1, the requirements for the extinguishment of liabilities are as follows:

“A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met: a. The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, good, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds. b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.”

Using ASC 855 described above as a guideline for the WAP I and WAP II transactions, WRSI recorded the purchase of WAP I and the abandonment of WAP II as a Type I subsequent event as discussed in ASC 855. With respect to each of the transactions, a legal settlement was reached with respect to litigation that existed prior to September 30, 2009, the applicable balance sheet date, but was settled after such date, before the financial statements were issued. The $858,277 loss from this settlement was accrued as noncontrolling interest expense during the nine months ended September 30, 2009. At September 30, 2009, the Company was contractually obligated to continue to service the related receivables and the guidelines for the extinguishment of debt were not met in accordance with ASC 405-20-40-1. Therefore, the portfolio notes payable and related portfolio receivables were not derecognized.

Financial Statements for the Three Years Ended December 31, 2008, page F-38

Notes to Consolidated Financial Statements, page F-44

3. Goodwill and Other Intangible Assets, page F-56

20.

We have reviewed your responses to comments 49 and 50 of our letter dated October 30, 2009. Your response to comment 50 indicates that you will perform an annual goodwill impairment test for 2009 for your Receivables Management reporting unit, suggesting

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December 1, 2009

that your Receivables Management business within your Communications Services reportable segment is an operating segment or a component of an operating segment. However, your response to comment 49 states that you do not aggregate operating segments to determine your reportable segments, suggesting that Receivables Management is not an operating segment. Please explain this matter to us in more detail, including clarifying whether the Receivables Management business will be considered a separate reporting unit for purposes of your 2009 annual goodwill impairment testing. If so, please update your discussion of reporting units within your Critical Accounting Policy for goodwill to clarify that this business will continue to be a reporting unit in 2009 even though it is no longer an operating segment. Alternatively, if your Receivables Management business will not be a separate reporting unit in your 2009 annual goodwill impairment testing, please explain to us in reasonable detail how you determined that this business no longer qualifies as a reporting unit. Refer to ASC 350 and 280.

Response: At December 31, 2008, the Company’s reporting units, for purposes of impairment testing, were its operating segments, which, at the time, consisted of communication services, conferencing services and receivables management. The Company is currently conducting impairment testing for the year ending December 31, 2009. The impairment testing for this period will be performed at the reporting unit level, which will be one level below the operating segment level. For purposes of the impairment testing for the year ended December 31, 2009, the results of the receivables management business will be considered a reporting unit. Upon completion of the impairment testing for the year ended December 31, 2009, the Company expects to revise its Critical Accounting Policy disclosure to update the description of reporting units and impairment testing for this period.

Item 16. Exhibits and Financial Statement Schedules, page II-2

21.	We note your response to comment 52 of our letter dated October 30, 2009. It appears that Addenda I through V of Exhibit 10.44 are not filed with the Amended and Restated Credit Agreement. Please advise.

Response: The Company notes for the Staff’s benefit that Annexes I through V represent “placeholders” for various documentation to be prepared in connection with, and attached to, the Borrowing Request that would be prepared at such time as a request for borrowing is made under the Credit Agreement, a form of which is attached as Exhibit A to the Credit Agreement filed as Exhibit 10.44 to the Registration Statement. Because these Annexes are specific to individual Borrowing Requests made from time to time under the Credit Agreement and are only prepared at such time as a Borrowing Request is submitted,

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no documentation is available to be filed with the Form of Borrowing Request included as Exhibit A to the Credit Agreement.

* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan
Robert L. Verigan

cc:	David C. Mussman (West Corporation)
Keith F. Higgins (Ropes & Gray LLP)
Andrew J. Terry (Ropes & Gray LLP)